SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K


               [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                For the Fiscal Year ended December 31, 2005

                                     OR

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to __________

                      Commission file number   0-14616

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             J & J Snack Foods Corp. 401(k) Profit Sharing Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          J & J Snack Foods Corp.
                            6000 Central Highway
                           Pennsauken, NJ  08109



   Financial Statements and Report of Independent Registered Public Accounting Firm
   J & J Snack Foods Corp. 401(k) Profit-Sharing Plan
   December 31, 2005 and 2004

                              C O N T E N T S



                                                                    Page

   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             3

   FINANCIAL STATEMENTS

        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS           4

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS 5

        NOTES TO FINANCIAL STATEMENTS                                  6

   SUPPLEMENTAL INFORMATION

        LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)            12

        LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS            13
          Report of Independent Registered Public Accounting Firm


   Trustees
   J & J Snack Foods Corp. 401(k) Profit-Sharing Plan


        We have audited the accompanying statements of net assets available for plan benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
   Security  Act  of  1974.    These  supplemental  schedules  are  the
   responsibility of the Plan's management. These supplemental schedules have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



   /s/ Grant Thornton LLP
   Philadelphia, Pennsylvania
   June 23, 2006












                                     3

             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                    December 31,

   ASSETS                                       2005          2004

   Investments
    Participant directed                   $41,545,675    $37,266,811
    Participant loans                        2,033,896      1,852,898

       Total investments                    43,579,571     39,119,709

   Receivables
    Employer contributions                     150,630        130,880
    Participant contributions              _   348,130        319,223

       Total receivables                       498,760        450,103

   LIABILITIES                                    -             -

   Net assets available for plan benefits  $ 44,078,331   $39,569,812



   The accompanying notes are an integral part of this statement.
























                                     4

             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        Year ended December 31, 2005




   Additions
    Additions to net assets attributed to
     Investment income
      Net appreciation in fair value of investments      $  2,162,665
      Interest and dividend income                          1,026,182


       Total investment income                              3,188,847

  Contributions
   Employer                                                 1,238,678

   Participant Rollover                                        89,304

   Participants                                             2,877,171

      Total contributions                                   4,205,153

      Total additions                                       7,394,000

  Deductions
   Deductions from net assets attributed to
    Benefits paid to participants                          (2,847,844)
    Administrative expenses                                   (37,637)

      Total deductions                                     (2,885,481)

      NET INCREASE                                          4,508,519

  Net assets available for plan benefits
   Beginning of year                                       39,569,812

   End of year                                          $  44,078,331



   The accompanying notes are an integral part of this statement.









                                     5
             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                       NOTES TO FINANCIAL STATEMENTS

                         December 31, 2005 and 2004

   NOTE A - DESCRIPTION OF THE PLAN

    The following description of the plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    1.  General

    The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2.  Contributions

    Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, subject to Internal Revenue Service regulations.

    The Company may contribute:

     . A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2005, 60% of employee's salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

     . On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant's compensation. This percentage will be determined each year by the Company.

     . A discretionary amount in addition to the special contribution, which will be determined each year by the Company.

    3.  Participant Accounts

    Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated
    participants'  nonvested  accounts.    Allocations  are  based  on
    participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

    4.  Vesting

    Participants are 100% vested in their salary reduction contributions. Vesting in the remainder of their account is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).



                                     6
             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                         December 31, 2005 and 2004


   NOTE A - DESCRIPTION OF THE PLAN - Continued

    5.  Payment of Benefits

    On termination of service, benefits are payable in a lump sum or annuity form at the election of the participant.

    6.  Loans to Participants

    The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest.
    Participants may borrow   up to 50% of their vested balance up to
    $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

       7.  Forfeited Accounts

    The total annual forfeiture for 2005 was $36,269. This amount will first be used to reinstate previously forfeited balances of rehired employees; any remaining amount will be allocated to participants in the proportion that each participant's compensation is to the total compensation of all the participants.

    8.  Reclassifications

    Certain reclassifications to the 2004 statements have been made to conform to the 2005 presentation.

   NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the
    United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    2.  Cash and Cash Equivalents

    The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.




                                     7

             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                         December 31, 2005 and 2004

   NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    3.  Fair Value of Financial Instruments

    Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist entirely of investments for which fair value disclosures have been provided.

    4.  Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value except for loan receivables that are valued at outstanding principal balances, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

    The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

    The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

    The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    5.  Payment of Benefits

    Benefits are recorded when paid.













                                     8
             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                         December 31, 2005 and 2004




   NOTE C - INVESTMENTS

    The following table presents the fair value of investments as of December 31, representing 5% or more of the Plan's net assets.



                           FAIR VALUE OF INVESTMENTS
         Investment                                    2005       2004
         J & J SNACK FOODS CORP. COMMON STOCK    $4,954,794   $3,800,492
         MFS CORE GROWTH A                       $2,868,175   $2,744,105
         MFS CONSERVATIVE ALLOCATION A           $2,332,975   $2,399,822
         MFS MODERATE ALLOCATION A               $3,913,589   $3,565,698
         MFS GROWTH ALLOCATION A                 $3,902,766   $3,545,928
         MFS AGGRESSIVE GROWTH ALLOCATION A     $12,622,520  $11,856,005
         DAVIS NY VENTURE A                      $2,784,156   $2,239,206
         OTHER                                  $10,200,596   $8,968,453

                                                $43,579,571  $39,119,709






    During 2005, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $2,162,665 as follows:



     Mutual funds                          $ 1,326,383
     Common stock                              836,282

                                           $ 2,162,665




                                     9

             J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                         December 31, 2005 and 2004


   NOTE D - RELATED PARTY TRANSACTIONS

    At December 31, 2005 and 2004, investments include 84,702, and 79,147 shares of the Corporation's unitized stock fund valued at $ 4,954,794, and $3,800,492, respectively.

   NOTE E - TRUST AGREEMENT

    Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company, replacing First Trust as Trustee. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan's funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

   NOTE F - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   NOTE G - INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2005, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the rules) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.














                                     10







                       SUPPLEMENTAL INFORMATION



























                                  11

Schedule H,Line 4(i)-Schedule of Assets (Held at End of Year)
     Name of Plan:            J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
     Three Digit Plan Number:                     001
     Employer Identification#                 22-1935537
     Plan Sponsor's Name:                J&J SNACK FOODS CORP
                                                                        Current
                                     Description of Investment            Value
 (a)Identity of Issue               (b)             (c)                    (e)
    MFS MONEY MARKET                   Reg Investment Co Mutual Fund    155,501
    MFS TOTAL RETURN A                 Reg Investment Co Mutual Fund    815,673
    MFS GOVERNMENT SECURITIES A        Reg Investment Co Mutual Fund  1,603,802
    MFS CORE GROWTH A                  Reg Investment Co Mutual Fund  2,868,175
    MFS STRATEGIC VALUE A              Reg Investment Co Mutual Fund    701,874
    MFS NEW ENDEAVOR A                 Reg Investment Co Mutual Fund    687,157
    MFS CONSERVATIVE ALLOCATION A      Reg Investment Co Mutual Fund  2,332,975
    MFS MODERATE ALLOCATION A          Reg Investment Co Mutual Fund  3,913,589
    MFS GROWTH ALLOCATION A            Reg Investment Co Mutual Fund  3,902,766
    MFS AGGRESSIVE GROWTH ALLOCATION A Reg Investment Co Mutual Fund 12,622,520
    DAVIS NY VENTURE A                 Reg Investment Co Mutual Fund  2,784,156
    AMERICAN FUNDS AMCAP R3            Reg Investment Co Mutual Fund    794,157
    OPPENHEIMER GLOBAL N               Reg Investment Co Mutual Fund  2,104,434
    MFS FIXED FUND INSTITUTIONAL       Common Collective Trust        1,304,102
  * J & J STOCK FUND                   Employer Securities            4,954,794
  * PARTICIPANT LOANS                  Interest Rate 5.00% to 10.50%  2,033,896




  *Party-In-Interest






















                                  12


   J& J Snack Foods Corp 401(k) Profit Sharing Plan

   EIN 22-1935537
   Plan No. 001

   Line 4j - Schedule of Reportable (5%) Transactions
   Year Ended December 31, 2005


   (a)      (b)         (c)      (d)     (e)    (f)       (g)      (h)      (i)
   Identity Description Purchase Selling Lease  Expense   cost     Current  Net
   of Party of asset    price    price   rental incurred  of asset value of gain
   Involved                                     with               asset on
                                                transaction        transaction
                                                                   date

         There were no category (i), (ii), (iii) or (iv) reportable transactions during 2005.
































                                  13


       Consent of Independent Registered Public Accounting Firm


        We have issued our report dated June 23, 2006, accompanying the financial statements and schedules of J&J Snack Foods Corp. 401(k) Profit-Sharing Plan on Form 11-K for the year ended December 31, 2005. We hereby consent to the incorporation by reference of said report in the Registration Statement of J & J Snack Foods Corp. on Forms S-8 (File No. 333-111292, effective December 18, 2003, File No. 333-94795, effective January 18, 2000, File No. 333-
   03833, effective May 16, 1996, File No. 33-87532, effective December 16, 1994 and File No. 33-50036, effective July 24, 1992).





   /s/Grant Thornton LLP
   Philadelphia, Pennsylvania
   June 23, 2006






















                                  14


                              SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 J & J Snack Foods Corp.
                                 401(k) Profit Sharing Plan



             Date: June 23, 2006      /s/ Dennis G. Moore


                                 Dennis G. Moore
                                 Plan Administrator



























                                  15